Filed Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Filed by NPS Pharmaceuticals, Inc.
Subject Company: NPS Pharmaceuticals, Inc.
Enzon Pharmaceuticals, Inc.
Commission File No. 000-23272

The following materials were distributed by NPS Pharmaceuticals, Inc. (“NPS”) and Enzon Pharmaceuticals, Inc. to attendees of the CIBC World Markets Annual Biotechnology and Specialty Pharmaceuticals Conference held in New York, NY on April 29 through May 1, 2003 in connection with a presentation given by David Clark and Thomas Marriott of NPS.

Safe Harbor

Cautionary Statement For The Purpose Of The “Safe Harbor”
Provisions Of The Private Securities Litigation Reform Act Of 1995

These presentations contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these presentations include statements about future financial and operating results and the proposed NPS/Enzon merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required stockholder or governmental approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which NPS or Enzon expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the NPS and Enzon businesses will not be integrated successfully; costs related to the proposed merger, failure of the NPS or Enzon stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting NPS’ and Enzon’s businesses generally as set forth in NPS’s and Enzon’s filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. NPS and Enzon are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Safe Harbor continued

Additional Information And Where To Find It

In connection with the proposed NPS-Enzon merger, NPS, Enzon and Momentum Merger Corporation have caused to be filed a joint proxy statement/prospectus with the SEC in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by NPS and Enzon with the SEC at the SEC’s web site at http://www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at http://www.npsp.com, or by contacting Enzon at 908-541-8678 and through Enzon’s website at http://www.enzon.com.

NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS’ 2002 Annual Report on Form 10-K, which was filed with the SEC on March 21, 2003. This document is available free of charge at the SEC’s web site at http://www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at http://www.npsp.com.

Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC’s web site at http://www.sec.gov or by contacting Enzon at 908-541-8678 and through Enzon’s website at http://www.enzon.com.

Our Mutual Goal

To Build a Sustainable Top-Tier Biotech Based On:

•	A deep, diversified and sustainable pipeline
•	A well defined pathway to profitability
•	A fully integrated infrastructure

Product Pipeline & Marketed Products

Product	Preclinical/ Research	Phase I	Phase II	Phase III	Marketed	Partner

PEG-INTRON						Schering-Plough
ABELCET						Proprietary
ADAGEN						Proprietary
ONCASPAR						Proprietary
DEPOCYT						Proprietary
Cinacalcet HCl						Amgen/Kirin
PREOS						Proprietary
PROTHECAN						Proprietary
ALX-0600						Proprietary
Cinacalcet HCl						Amgen/Kirin
NPS 1776						Proprietary
NPS 1506						Proprietary
Calcilytics						GSK
PEG-Cytotoxics						Proprietary
Gly-T Inhibitors						Janssen
mGluRs						AstraZeneca
SCA’s						Micromet
Inhaled Leuprolide						Nektar

		= Enzon		= NPS

PREOSTM for Osteoporosis

PREOS for the Treatment of Osteoporosis Proposed Indications and Usage

•	PREOS is indicated for the treatment of women with osteoporosis, as defined by clinically acceptable criteria.
•	PREOS increases bone mass and prevents fractures of the spine.
•	PREOS also increases bone mass and bone strength of the hip and wrist.
•	PREOS may be used in combination with antiresorptive agents to increase bone mass and bone strength.

PREOS Development Program Clinical Development

•	Phase I single and multiple dose safety studies
•	Phase II study
•	Phase II alendronate extension study
•	TOP study
•	POWER study
•	PaTH study (NIH)
•	OLES (open label extension study)

PREOS Development Program Clinical Development (cont.)

•	Additional clinical studies
— Male osteoporosis (start mid-2003)
— Alendronate (long term use) combination

PREOS Clinical Development

TOP Study Overview of Clinical Trial Design

•	2600 postmenopausal women with osteoporosis or fracture
•	18-month treatment period
•	Multicenter
•	Randomized, double-blind, placebo-controlled
•	Daily s.c. administration of 100 µg PREOS or placebo
•	Background therapy of daily calcium (700 mg) and Vitamin D (400 IU)
•	DSMB to enhance patient safety
•	Open-label extension of treatment for up to 24 months total treatment

TOP Study Efficacy Variables

Primary endpoint:
— Morphometric vertebral fracture incidence at 18 months

Secondary endpoints:
— Fracture incidence at other sites
— Change in BMD of spine (baseline, 6, 12, 18 months)
— Change in BMD of total body and femoral neck
— Change in vertebral, femoral and total body BMC

TOP Study Safety Variables

•	Medical history, physical exam
•	Vital signs: each study visit
•	ECG: baseline, 1, 12, 18 months
•	Laboratory assessments:
— Chemistry, etc.: baseline, 3, 6, 12, 18 months
— Serum Ca and Cr: each study visit
— Urinary Ca: baseline, 1, 3, 6, 12, 18 months
•	PTH and ECP antibodies

TOP Study Additional Evaluations

•	Bone Biopsy
•	DXA of the distal radius (cortical site) and whole body
•	pQCT at several sites
•	Bone markers
•	Population pharmacokinetics
•	Pharmacoeconomics
•	Quality of life and treatment satisfaction

PREOS Clinical Development

POWER Study Overview of Clinical Trial Designs

150 Osteopenic women with or without fracture
36 month study — 24-month duration of study drug dosing — 12-month follow-up period
Stable estrogen replacement therapy plus — Daily calcium (1000mg) — Vitamin D3 (800IU)
Two treatment — 100 µg PREOS — Placebo
Vertebral BMD increase primary endpoint
Stopping rule - BMD T-score of -0.5 or above

—

PREOS Clinical Development NIH Sponsored Study

PaTH Study Overview of Clinical Trial Design

•	Women with low BMD and a risk factor
•	24 month study
•	Vertebral BMD increase primary endpoint

Treatment Group	Year 1	Year 2
1	PREOS daily 100 µg injections; Alendronate placebo tablets	Alendronate 10 mg daily
2	PREOS daily 100 µg injections; Alendronate 10 mg tablets daily	Alendronate 10 mg daily
3	PREOS daily placebo injections Alendronate 10 mg tablets daily	Alendronate 10 mg daily
4	PREOS daily 100 µg injections; Alendronate placebo tablets	Alendronate placebo daily

PaTH Study Status

•	238 women enrolled
•	Year 1 data show
— Safety and efficacy consistent with Phase II
— Results similar to studies with Forteo and Fosamax
— Positive effect on BMD and bone quality by QCT

PREOS Clinical Development

OLES Goals

•	Provide PREOS to patients randomized to placebo in TOP Study
•	Provide PREOS for as long as possible given current FDA restrictions
•	Gather additional safety and efficacy data

OLES Overview of Clinical Trial Design

•	18 month open label extension
•	Two treatment groups from TOP Study
— 100 µg PREOS: 6 months additional PREOS
— Placebo: 18 months PREOS
•	Safety, BMD and fracture data collected
•	Stopping rule: BMD T-score of -0.5 or above
•	Over 600 patients enrolled (93% active)

PREOS Development Program Timeline

Completed Phase III enrollment	March 31, 2002
Complete Phase III dosing	September 30, 2003
Complete carcinogenicity study report	4Q 2003
Complete Phase III study report	March, 2004
File NDA	Mid-2004

Carboxyl-Terminal Fragments (CTFs) of PTH

•	CTFs are biologically active in bone (and kidney)
— Alkaline phosphatase activity and expression of osteocalcin mRNA in osteoblasts
— Collagen gene expression in chondrocytes
— Inhibit osteoclastogenesis induced by vitamin D; induce apoptosis in osteocytes
— Decrease bone resorption stimulated by teriparatide
— Block calcemic effects of PTH and teriparatide

Parathyroid Hormone (PTH)

•	Anti-apoptotic	•	Pro-apoptotic
•	Calcemic	•	Anti-calcemic
•	Pro-resorptive	•	Anti-resorptive

PTH would be expected to behave differently than teriparatide

ALX-0600 for Gastrointestinal Disorders

•	Patented analog of natural hormone, GLP-2
•	Stimulates intestinal lining growth and nutrient absorption
•	Orphan drug status for SBS, U.S. and Europe

ALX-0600 Pilot Phase II Study in Adult SBS

ALX-0600 was safe and well-tolerated, and significantly increased intestinal absorption in parenteral nutrition-dependent SBS patients
— Wet-weight absorption improved
— Fecal volume and energy excretion decreased significantly
— Urine volume and urine sodium excretion increased significantly
— Body weight increased significantly

ALX-0600 treatment resulted in morphological and electrophysiological changes consistent with mucosal cell proliferation and an improvement in intestinal absorption
— Enhanced crypt/villus architecture and increased mucosal cell number
— Enhanced sodium-dependent nutrient transport by up-regulating key transport proteins